FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of June, 2003

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________________

COMPAGNIE GENERALE DE GEOPHYSIQUE
(SRD : 12016 ; NYSE : GGY)

Paris, June 18th, 2003

As a significant shareholder of PGS since September 26th 2002 with a 7.5% equity stake, CGG has given its support to the financial restructuring plan presented today at the Company’s annual shareholders meeting in Oslo. This support is materialized by the participation of CGG to the group of “supporting shareholders” who have committed to jointly acquire 30% of the post-restructuring equity of PGS for a global amount of $ 85 million (of which $ 22 million for CGG and $ 60 million for UMOE). 75% of this 30% tranche will be proposed to the PGS Shareholders pro-rata their share ownership, therefore potentially reducing the amount guaranteed to the “supporting shareholders” to a minimum 25% of this tranche (corresponding to $ 5.5 million for CGG). Upon completion of this process anticipated by fall 2003, CGG’s stake in PGS will therefore be comprised between 2.7% and 8.1%.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry. providing a wide range of seismic data acquisition. processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contact:	Christophe PETTENATI-AUZIERE	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10

Email: invrel@cgg.com		Internet: www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: June 18th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE/

* Print the name and title of the signing officer under his signature.

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